UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-33642
_____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MASIMO CORPORATION
52 Discovery
Irvine, California 92618

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of the
Masimo Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2014 and December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Masimo Corporation Retirement Savings Plan as of December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Masimo Corporation Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Los Angeles, California
June 29, 2015

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
ASSETS
Cash	$8,479	$9,413
Investments, at fair value, participant directed
Mutual funds	43,666,005	2,973,933
Collective investment trust	6,812,267	—
Masimo Corporation common stock	3,002,892	3,038,253
Pooled separate accounts	2,042,264	42,207,637
Total investments, at fair value, participant directed	55,523,428	48,219,823
Investments, at fair value, non-participant directed
Principal Financial Group common stock	—	61,391
Receivables
Notes receivable from participants	780,799	589,906
Total receivables	780,799	589,906
Net assets available for benefits at fair value	56,312,706	48,880,533
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(71,632)	—
Net assets available for benefits	$56,241,074	$48,880,533
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
Additions to net assets
Contributions
Participant deferral contributions	$5,229,846
Participant rollover contributions	793,687
Employer contributions	1,623,815
Total contributions	7,647,348
Investment income
Dividends	367,597
Net appreciation in fair value of investments	2,455,557
Total investment income	2,823,154
Interest income on notes receivable from participants	34,829
Total additions to net assets	10,505,331
Deductions from net assets
Distributions to participants	3,118,035
Plan administrative expenses	26,755
Total deductions from net assets	3,144,790
Net increase in net assets available for benefits	7,360,541
Net assets available for benefits, at beginning of year	48,880,533
Net assets available for benefits, at end of year	$56,241,074
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Masimo Corporation Retirement Savings Plan (the Plan) is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.
General
The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, or the Code, covering U.S. employees of Masimo Corporation, or the Company or Masimo, or one of its U.S. subsidiaries. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The Plan is administered by the 401(k) Committee, members of which are appointed by the Company’s Board of Directors. Principal Life Insurance Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995, and has been amended at various times through December 2014, including an amendment in February 2008, which added Masimo’s common stock as an additional investment option to Plan participants.
Eligibility
Employees who are at least 18 years of age and on the U.S. payroll of the Company or its U.S. subsidiaries are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries.
Contributions
Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service (IRS) each year. Such deferral limitation was $17,500 in 2014 and employees who attained the age of 50 on or before December 31, 2014 were eligible to make catch-up contributions of up to $5,500 during that respective Plan year.
During the year ended December 31, 2014, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period. The Company’s maximum aggregate matching contribution per participant was $7,800 in 2014. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement.
Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the year ended December 31, 2014.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in selected mutual funds, a Collective Investment Trust (CIT), Masimo Corporation common stock and in Pooled Separate Accounts (PSAs) maintained by Principal Life Insurance Company.
Vesting
Participant contributions are fully vested when made.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Participants in the Plan receive vesting credit for the Company’s matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%
Distributions and Payments of Benefits
The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or to reduce employer matching contributions. During the year ended December 31, 2014, no forfeitures were used to pay administrative expenses and $211,469 of forfeitures were used to reduce employer matching contributions. As of December 31, 2014 and December 31, 2013, the unallocated forfeiture balance was $12,305 and $2,565, respectively.
Administrative Expenses
Administrative expenses, which consist primarily of fees on notes receivable from participants, were paid directly from participants’ accounts. Certain administrative costs of the Plan were paid by the Company and not paid out of Plan assets.
Notes Receivable from Participants
Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The number of outstanding loans per participant is limited to one. The term of the note may not exceed five years. Notes bear interest at fixed annual rates that are computed as the prime interest rate plus two percent on the date the note is processed. For the years ended December 31, 2014 and December 31, 2013, the annual interest rate of all notes outstanding was 5.25%. Principal and interest are paid ratably through payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).
Investments and investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Significant estimates are made in determining fair value of investments in PSAs. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
Mutual funds and Masimo Corporation common stock, are valued at the quoted market prices. Units of the CIT are valued at fair value as determined by the CIT’s trustee. Units of PSA are valued at estimated fair values determined by the custodian, which represent the net asset value of units held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is accrued on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned and paid to a participant.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or December 31, 2013. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
3. Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The new update is effective for annual reporting periods on or after December 15, 2015 and will be applied retrospectively. The Company does not expect to adoption of this accounting guidance to have significant impact on the Plan’s financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

4. Fair Value Measurements
The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2014 and December 31, 2013, aside from additional methodologies used for a new asset category, the CIT, added to the Plan during the year ended December 31, 2014.
Mutual Funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.
Collective Investment Trust (CIT)
The Principal Stable Value Fund (the Fund) is a CIT for collective investment in contracts issued by insurance companies or other institutions (collectively referred to as Stable Assets) that are designed for stability of principal. The Fund primarily invests in Conventional Guaranteed Investment Contracts (GICs) issued by insurance companies and synthetic investment contracts or wrap contracts issued by insurance companies or banks. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, the fund manager considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. In accordance with GAAP, the Statement of Net Assets Available for Benefits presents the CIT at fair value as well as an additional line showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Contract value represents contributions made under the fund plus earnings minus participant withdrawals.
The fair values of the investments in the CIT are determined by the investee’s trustee based on the fair value of the underlying securities within the investment. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year-end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by CIT’s trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities, generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.
Masimo Corporation Common Stock
Masimo Corporation common stock is valued at the quoted closing market price from the NASDAQ securities exchange.
Pooled Separate Accounts (PSAs)
The PSAs are funds that are only available to the clients of Principal Life Insurance Company. The net asset value of a PSA is based on the market value of its underlying investments and is not a publicly-quoted price in an active market. These fair values are generally obtained from third party pricing services or determined through the use of valuation models or methodologies (including matrix pricing), using substantially all observable inputs. Prices are validated through an investment analyst review process including direct interaction with external sources, recent trade activity or through the use of internal models. As of December 31, 2014 and December 31, 2013, there are no unfunded commitments related to the PSAs. Also, the PSAs may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

The PSAs in the large U.S. equity investment class seek to invest a majority of assets in common stocks of companies with large market capitalizations (those with market capitalizations similar to a Russell 1000 Index or S&P 500 Index) at the time of purchase.
The PSAs in the small/mid U.S. equity investment class seek to invest a majority of assets in common stocks of companies with medium or small market capitalizations (those with market capitalizations similar to a Russell MidCap Index, Russell 2000 Index or S&P SmallCap 600 Index) at the time of purchase.
The PSAs in the international equity investment class seek to invest a majority of assets in companies (1) with their principal place of business or principal office outside of the United States, (2) for which the principal securities trade on a foreign exchange, (3) with small to medium market capitalizations and (4) that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States.
The PSAs in the balanced/asset allocation investment class seek a total return consisting of long term growth of capital and current income. The PSA invests in underlying domestic and foreign equity, real estate investments and fixed income funds according to an asset allocation strategy designed for investors having various investment time horizons.
The PSA in the short term fixed income investment class seeks a high level of current income consistent with preservation of principal and maintenance of liquidity. It invests in a portfolio of high quality, short term money market instruments. The investments are U.S. Dollar denominated securities that the sub-advisor believes present minimal credit risks.
The PSAs in the fixed income investment class invest primarily in fixed securities such as asset backed securities, commercial and residential mortgage backed securities, corporate bonds or commercial real estate, which includes mortgage loans that are backed by the associated properties.
The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2014
Investment Class	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large U.S. Equity	$16,294,914	$—	$—	$16,294,914
Small/Mid U.S. Equity	13,069,145	—	—	13,069,145
International Equity	6,837,411	—	—	6,837,411
Fixed Income	7,464,535	—	—	7,464,535
Collective Investment Trust:
Stable Value	—	6,812,267	—	6,812,267
Masimo Corporation Common Stock	3,002,892	—	—	3,002,892
Pooled Separate Accounts:
Fixed Income	—	2,042,264	—	2,042,264
Total	$46,668,897	$8,854,531	$—	$55,523,428

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

	Fair Value Measurements as of December 31, 2013
Investment Class	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large U.S. Equity	$1,089,514	$—	$—	$1,089,514
Fixed Income	1,884,419	—	—	1,884,419
Masimo Corporation Common Stock	3,038,253	—	—	3,038,253
Pooled Separate Accounts:
Large U.S. Equity	—	9,113,071	—	9,113,071
Small/Mid U.S. Equity	—	10,437,143	—	10,437,143
International Equity	—	4,367,765	—	4,367,765
Balanced/Asset Allocation	—	12,110,887	—	12,110,887
Short Term Fixed Income	—	3,007,146	—	3,007,146
Fixed Income	—	3,171,625	—	3,171,625
Principal Financial Group Common Stock	61,391	—	—	61,391
Total	$6,073,577	$42,207,637	$—	$48,281,214

5. Investments
During the year ended December 31, 2014 the Plan removed certain PSAs as investment options and replaced them with additional mutual fund investment options and a CIT investment option (The Principal Stable Value Fund).
The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
Investment	2014	2013
Principal Stable Value Fund	$6,812,267	$—
Prudential Total Return Bond A Fund	5,672,383	—
Columbia Large Cap Index A Fund	4,992,564	—
JP Morgan Mid Cap Growth A Fund	4,645,637	—
Oakmark International II Fund	3,746,973	—
Eaton Vance Parametric Emerging Markets Investor Fund	3,018,432	—
Masimo Corporation Common Stock	3,002,892	3,038,253
Oakmark Select II Fund	2,946,873	—
Neuberger Berman Socially Responsive A Fund	2,899,462	—
MFS Value R3 Fund	2,835,338	—
Principal Lifetime 2030	—	5,094,301
Principal Large Cap S&P 500 Index	—	3,484,022
Principal Money Market	—	3,007,146
Principal Mid Cap Blend	—	2,962,128
Principal Lifetime 2040	—	2,888,512
Principal Diversified International	—	2,552,528
Principal Lifetime 2020	—	2,439,028

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

The Plan’s investments, including gains and losses on investments sold during the year, appreciated (depreciated) in value as follows:

Description	Year Ended December 31, 2014
Mutual Funds	$(44,189)
Collective Investment Trust	4,628
Masimo Corporation Common Stock	(271,294)
Pooled Separate Accounts	2,766,271
Principal Financial Group Stock	141
Net Appreciation in Fair Value of Investments	$2,455,557
6. Party in Interest Transactions
Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2014, the Plan made purchases of $2,096,880 and sales of $1,860,876 of Masimo’s common stock on behalf of Plan participants.
Certain Plan investments are shares of PSAs managed by Principal Global Investors and/or Principal Financial Advisors, which along with Principal Life Insurance Company are members of Principal Financial Group (PFG). Another plan investment is a CIT, the Principal Stable Value Fund, which is managed by Union Bond & Trust Company which is an indirect wholly owned subsidiary of PFG.
Principal Life Insurance Company is also the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Additionally, management fees and operating expenses charged to the Plan for investments in PSAs are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
7. Principal Financial Group (PFG) Common Stock Investment
In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of PFG common stock at a cost of $0. The PFG common stock was a non-participant directed investment and was valued at quoted market price for the year ended December 31, 2013. During the year ended December 31, 2014 these shares were sold and the proceeds were allocated to Plan participants.
8. Collective Investment Trust (CIT)
The Plan includes a CIT as an investment option for its participants. The Principal Stable Value Fund is a CIT that invests in Conventional Guaranteed Investment Contracts (GICs) issued by insurance companies and synthetic investment contracts or wrap contracts issued by insurance companies or banks. GICs issued by insurance companies are primarily nonparticipating, wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying portfolio relative to the book value at times of withdrawals. Conversely, synthetic investment contracts or wrap contracts, issued by insurance companies or banks, are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate resets. Participating structures are the most common structure utilized in the Fund. GICs are typically issued with a fixed crediting rate and a fixed maturity date that does not change over the life of the contract. Crediting rates on wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap issuer and wrap contracts do not have a final stated maturity date. The wrap contracts in the fund are predominately reset on a monthly basis with a one month look back for the portfolio statistics. The wrap contract issuer guarantees a minimum 0% crediting rate; however, a wrap does not absorb any loss for credit defaults in an underlying portfolio.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio. From time to time the crediting rate may be significantly greater or less than current market interest rates. A number of factors can influence future crediting rates, which may include but are not limited to: portfolio cash flows, underlying portfolio performance, current market interest rates for reinvestment, duration posture, change in credit ratings, default or bankruptcy by an asset or wrap issuer, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms, including wrap fees. The gross crediting rate formula is also subject to re-negotiation by the contract issuer and/or the contract holder. Events which may warrant the use of a different crediting rate formula or variables utilized in the formula illustrated above include, but are not limited to, depressed market value to book value ratios, credit events or pricing pressures within the wrapped portfolio that impacts market valuation.
The crediting interest rate was 1.48% at December 31, 2014. The average yield was 1.44% for the year ended December 31, 2014.
Participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The investment is stated at fair value as reported by the trustee and adjusted to contract value on the statements of assets available for benefits.
Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.
9. Tax Status of the Plan
As of December 31, 2007, the Plan’s adoption of a prototype plan document included the opinion of the IRS that the sponsored prototype plan was a qualified benefit plan under the Code. The Plan was amended in February 2008. In June 2009, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan has been amended at various times since then. In February 2014, the Plan administrator received a favorable determination letter from the IRS stating that the Plan, as amended through December 2012, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. While the plan was also amended in April 2013 and January 2014, which were subsequent to the date of amendments covered by the favorable determination letter received in February 2014, the Plan administrator believes the Plan has been operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2014 and December 31, 2013.
In accordance with GAAP, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax returns generally remain open for IRS audit for three years from the filing date.
10. Reconciliation to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statement to Form 5500:

	As of December 31,
Statement of Net Assets Available for Benefits:	2014	2013
Net assets available for benefits per the financial statements	$56,241,074	$48,880,533
Adjustment from contact value to fair value for fully benefit-responsive investment contracts	71,632	—
Net assets available for benefits per Form 5500	$56,312,706	$48,880,533

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

The following is a reconciliation of the Plan’s net increase in net assets available for benefits reported per the financial statements to net income per Form 5500 for the year ended December 31, 2014:

Statement of Changes in Net Assets Available for Benefits:	Year Ended December 31, 2014
Net increase in net assets available for benefits per the financial statements	$7,360,541
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	71,632
Net income per Form 5500	$7,432,173

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

Supplementary Information Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) As of December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value
	Mutual Funds:
	Prudential Investments, LLC	Prudential Total Return Bond A Fund (392,281 shares)	$5,672,383
	Columbia Management Advisors	Columbia Large Cap Index A Fund (126,043 shares)	4,992,564
	JP Morgan Investment Management, Inc.	JP Morgan Mid Cap Growth A Fund (184,791 shares)	4,645,637
	Oakmark Mutual Funds	Oakmark International II Fund (159,650 shares)	3,746,973
	Eaton Vance Management	Parametric Emerging Markets Investor Fund (215,911 shares)	3,018,432
	Oakmark Mutual Funds	Oakmark Select II Fund (72,997 shares)	2,946,873
	Neuberger Berman Management	Neuberger Berman Socially Responsive A Fund (137,220 shares)	2,899,462
	MFS Investment Management	MFS Value R3 Fund (81,382 shares)	2,835,338
	Victory Capital Management	Victory Established Value A Fund (76,594 shares)	2,578,933
	Columbia Management Advisors	Columbia Small Cap Index A Fund (97,165 shares)	2,213,426
	Templeton Asset Management	Templeton Global Bond A Fund (142,845 shares)	1,779,845
	Blackrock Advisors, LLC	Blackrock Equity Dividend A Fund (63,492 shares)	1,580,951
	MFS Investment Management	MFS New Discovery R3 Fund (59,955 shares)	1,379,567
	JP Morgan Investment Management, Inc.	JP Morgan Small Cap Growth A Fund (46,489 shares)	1,236,603
	Prudential Investments, LLC	Prudential Jenn Growth A Fund (36,303 shares)	1,039,726
	Goldman Sachs Assets Management	Goldman Sachs Small Cap Value A Fund (9,350 shares)	489,182
	Lord Abbett & Co, LLC	Lord Abbett Value Opp A Fund (24,485 shares)	479,178
	Templeton Asset Management	Templeton Foreign A Fund (8,584 shares)	59,828
	Columbia Management Advisors	Columbia Mid Cap Index A Fund (3,000 shares)	46,618
	Alliance Bernstein LP	AB High Income A Fund (1,288 shares)	11,526
	OppenheimerFunds, Inc.	Oppenheimer Global Opportunity A Fund (164 shares)	6,494
	OppenheimerFunds, Inc.	Oppenheimer International Growth A Fund (161 shares)	5,683
	Blackrock Advisors, LLC	Blackrock High Yield Bond Inv A Fund (99 shares)	783
	Total Mutual Funds		$43,666,005

	Collective Investment Trust:
*	Union Bond & Trust Company	Principal Stable Value Fund (359,559 shares)	$6,812,267

	Common Stock:
*	Masimo Corporation	114,005 shares	$3,002,892

	Pooled Separate Accounts:
*	Principal Life Insurance Company	Principal U.S. Property (2,504 shares)	$2,042,264

	Other:
*	Notes receivable from participants	Interest rate of 5.25% with scheduled maturity dates between April 2015 and January 2020	$780,799
	Total		$56,304,227
* Indicate a party-in-interest to the Plan.
Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 29, 2015	By:	/s/ MARK P. DE RAAD
Mark P. de Raad
Executive Vice President and Chief Financial Officer of Masimo Corporation, Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP